Exhibit 99.1

Polyrizon Demonstrates Reversible Broad-Spectrum Viral Blocking by Its Intranasal Barrier-Forming Formulation

In-Vitro Data Confirms Strong Protection Against H1N1 Influenza via Physical Barrier Mechanism

Ra’anana, Israel, Nov. 06, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a biotechnology company developing intranasal products based on its proprietary Capture & Contain (C&C) platform, today announced positive in-vitro results for its product candidate, the PL-16 Viral Blocker, a proprietary nasal gel formulation, confirming a broad-spectrum viral blocking efficacy and reversible physical mechanism.

Polyrizon’s formulation was evaluated for its ability to block infection by multiple respiratory viruses, including the influenza virus H1N1, using cell models. The results demonstrated a strong protective effect, as pre-treatment with the formulation effectively prevented viral-induced cytopathic effects and maintained high cell viability following viral exposure. PL-16 Viral blocker formulation exhibited consistent and robust protection without evidence of cytotoxicity, confirming both the safety and efficacy of the composition.

To further understand the mechanism underlying this antiviral effect, a complementary experiment assessed whether the observed blocking is due to irreversible viral inactivation or a reversible physical interaction. In this study, virus particles that had been pre-exposed to the formulation were subsequently separated from it prior to cell infection. Once the formulation was removed, the viruses regained their full infectivity, inducing normal cytopathic effects in host cells. This outcome clearly demonstrates that the formulation does not inactivate or “kill” the virus through a pharmacological mechanism, but rather functions as a temporary, physical barrier that prevents viral particles from reaching and entering host cells.

Together, these findings provide compelling evidence that Polyrizon’s proprietary nasal formulation offers broad protection against respiratory viruses through a non-pharmacological, reversible mechanism, forming a physical shield on the mucosal surface that traps and neutralizes viral particles mechanically. The absence of cytotoxicity, together with the reversibility of the blocking effect, reinforces the formulation’s safety profile and its potential for further development as a non-pharmacological nasal protection product. Future development will include clinical studies and will be subject to applicable regulatory approvals.

According to Tomer Izraeli, Chief Executive Officer of Polyrizon, “Demonstrating both strong viral blocking and reversibility is key to establishing the unique nature of our platform These results confirm that our formulation acts as a safe and effective physical barrier, not as a pharmacological agent, and they reinforce our commitment to advancing safe, innovative solutions for respiratory protection”.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential for further development of PL-16 as a non-pharmacological nasal protection product, including clinical studies regulatory approvals, and its commitment to advancing safe, innovative solutions for respiratory protection .. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com